March 19, 2026

Clay M. Gaspar
President and Chief Executive Officer
Devon Energy Corporation
333 W. Sheridan Ave.
Oklahoma City, Oklahoma 73102-5015

       Re: Devon Energy Corporation
           Registration Statement on Form S-4
           Filed March 12, 2026
           File No. 333-294222
Dear Clay M. Gaspar:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Mingda Zhao, Esq., of Skadden, Arps, et al.